NOTICE OF CHANGE OF AUDITOR

RTN STEALTH SOFTWARE INC. (the "Corporation")

Pursuant to National Instrument 51-102

The Corporation gives notice that, effective February 25, 2011 ACAL Group, Chartered Accountants LLP resigned at the Corporation's request as the Corporation's auditor and effective February 28, 2011, Grant Thornton LLP has been appointed as the Corporation's successor auditor, subject to compliance with all applicable regulatory requirements.

The recommendation to appoint the successor auditor has been considered by the Corporation's Audit Committee and approved by the Corporation's Board of Directors.

There were no reservations in the former auditor's report for the audit of the Corporation's fiscal year ended December 31, 2009 or any period subsequent to the most recently completed period for which an audit report was issued.

There were no reportable events between the Corporation and the former auditor of the Corporation, being ACAL Group, Chartered Accountants.

Attached hereto as Schedule "A" is a copy of the letter from the successor auditor.

Dated February 28, 2011

"Michael Boulter"

Michael Boulter,
President, Chief Operating Officer

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2

T: 604.683.3850
F: 604.688.8479

ACAL

ACAL GROUP
CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

February 25, 2011

Alberta Securities Commission
Suite 600, 250–5th St. SW
Calgary, Alberta
T2P 0R4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

Re: RTN Stealth Software Inc. (the "Corporation")
Notice Pursuant to NI 51-102 of Change of Auditor

In accordance with Section 4.11 of National Instrument 51-102, we have read the Corporation's Change of Auditor Notice dated February 25, 2011 and agree with the statements contained therein.

Should you require clarification or further information, please do not hesitate to contact the undersigned.

Yours truly,

"ACAL Group"
ACAL Group, Chartered Accountants

Grant Thornton

Grant Thornton LLP
Suite 401
350 Burnhamthorpe Road W
Mississauga, ON
L5B 3J1

T (416) 366-0100
F (905) 804-0509
www.GrantThornton.ca

February 28, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: **RTN Stealth Software Inc. (the "Corporation")**

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated February 28, 2011 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of February 28, 2011.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Grant Thornton, Chartered Accountants that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

I trust the foregoing is satisfactory.

Yours very truly,
Grant Thornton LLP

Grant Thornton LLP

Chartered Accountants
Licensed Public Accountants

cc: *RTN Stealth Software Inc.*